[Letterhead of Perfect World Co., Ltd.]

April 12, 2012

VIA EDGAR AND FACSIMILE

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year ended December 31, 2010 (the “2010 20-F”)

Filed May 9, 2011 (File No. 001-33587)

Dear Mr. Krikorian and Mr. Rohn:

This letter sets forth the Company’s response to the comments contained in the letter dated April 5, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2010 20-F. The comments are repeated below and followed by the response thereto.

Risk Factors, page 5

1.	As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccess List.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

In response to the Staff’s comment, the Company will include the following risk factor in its future Form 20-F filings:

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, in the United States and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards in connection with their audits of financial statements filed with the SEC. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections.

Item 5. Operating and Financial Review and Prospects

Revenue, page 65

2.	Please revise in future filings to include a definition of average concurrent user near the table that provides the number of users. Also, tell us your consideration of disclosing those key metrics that shows the number of users that have purchased items and the amount of revenue earned per paying user. For example, the metrics could be average users that purchased an item and the revenue per user.

In response to the Staff’s comments, the Company will include a definition of average concurrent users (“ACU”) following the table that provides the statistics of quarterly average concurrent users under “Item 5. Operating and Financial Review and Prospects” as follows:

Average concurrent users, or ACU, for any of our games operated in China is the number of users logged on to that game at 5-minute intervals. The daily average concurrent users for that game is determined by averaging the data over the course of a day. The daily average data are then averaged over monthly periods to derive the monthly average concurrent users of the game. Quarterly average concurrent users for a game is the average of monthly average concurrent users of such game during the relevant quarterly period.

To facilitate investors’ understanding of the operational performance of the Company’s domestic online game business, the Company assessed various performance indicators, including ACU, active paying customers (“APC”) and average revenue per active paying customer (“ARPU”), and decided to disclose the ACU data in its Form 20-F filings because ACU is a more meaningful and relevant indicator than APC or ARPU of the operational performance of the Company’s domestic games.

APC is the aggregate number of accounts for games operated in China under the item-based revenue model that have been charged (i.e., into which money is deposited) at least once during a given quarter. The fact that a player has deposited a certain amount into his or her account, however, does not mean that the amount so deposited will be recognized as revenues immediately. Revenues in relation to consumable items are recognized over the period that they are expiring or after they are consumed. Revenues in relation to the permanent ownership items are recognized over their estimated lives. In most cases, there is a lag from the time when a player deposits cash into his or her account, to the time when the player purchases in-game items with the deposited cash, and then to the time when the player fully consumes the consumable items purchased or the time when the expected lives of the permanent ownership items purchased expire. The lengths of the lag vary among players as they have different spending behaviors and preferences. Therefore, changes in APC do not always result in corresponding changes in revenues for the same period. Moreover, different deposit frequency and pattern of gamers, different types of promotional activities as well as various timing of in-game promotions, among other factors, can cause significant fluctuations in APC from period to period. Due to the unpredictable nature of promotional activities and player deposit and spending patterns, there is no clear trend in the APC variations.

ARPU is a measure derived by dividing item-based online game revenues from domestic operation for a given quarter by APC for that quarter and is not an independent driver of the Company’s operational performance. In addition, neither APC, nor ARPU can be monitored on a real time basis. Therefore, the Company does not view APC or ARPU as reliable and comparable indicators to explain the changes in item-based online game revenues.

On the other hand, although ACU does not always correlate with changes in domestic online game revenues, the management believes that ACU reflects the popularity and health of the Company’s games in the long run, thus it is a more meaningful indicator than APC or ARPU of the operational performance of the Company’s domestic games. Unlike in the case of APC and ARPU, the Company does monitor ACU in real time by updating ACU statistics every five minutes each day.

Please also refer to the Company’s letters to the Staff dated October 22, 2010 and December 9, 2010 for discussions regarding the Company’s consideration of disclosing ACU as opposed to APC or ARPU in its Form 20-F filings.

Critical Accounting Policies

Revenue Recognition

Item-based revenue model, page 73

3.	We acknowledge your response to prior comment 1. Confirm that you will disclose the revenue earned from consumable and permanent similar to that disclosed in the table in the last bullet point.

The Company confirms that it will disclose the revenue earned from consumable and permanent virtual goods similar to that disclosed in the table in the last bullet point in its letter to the Staff dated March 2, 2012.

*    *    *    *

If you have any additional questions or comments regarding the 2010 20-F, please contact the undersigned at (86 10) 5780-5700 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4850.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau
Chief Financial Officer

cc:	Michael Yufeng Chi, Chairman and Chief Executive Officer, Perfect World Co., Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Geoffrey Wang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing

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